UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Consolidated Graphics, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
209341 10 6
(CUSIP Number)
Joe R. Davis
5858 Westheimer, Suite 200
Houston, Texas 77057
(713) 339-0977
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copies to:
Ricardo Garcia-Moreno
Haynes & Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010
(713) 547-2000
August 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	209341 10 6

1	NAMES OF REPORTING PERSONS Joe R. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		2,142,162(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,142,162(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,142,162(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 737,000 shares subject to stock options that have not been exercised by Mr. Davis but which are immediately exercisable.
(2) Based on 11,545,172 shares issued and outstanding on July 15, 2010.

Page 2 of 4 Pages

This Amendment No. 2 amends the Schedule 13D, Amendment No. 1 filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on June 9, 2010 to reflect the current ownership interest percentage in the Issuer. This adjusted ownership percentage resulted from the purchase by the Reporting Person of 145,821 shares (as reported on Form 4 filed with the SEC on August 26, 2010).
Item 3. Source and Amount of Funds or Other Consideration.
On August 24th, 25th and 26th, 2010, Mr. Davis acquired a total of 145,821 shares of Common Stock in open market transactions for an aggregate of $5,467,047, using the proceeds of margin loans under credit facilities maintained by Mr. Davis in the ordinary course of business with JPMorgan Chase Bank, N.A. on customary terms and conditions. None of the Consolidated Graphics Common Stock owned by Mr. Davis serve as collateral for these margin loans. Except as set forth in this paragraph, no other shares of Common Stock were acquired by Mr. Davis since Mr. Davis’ last filing on Schedule 13D.
The 2,142,162 shares of Common Stock reported pursuant to this Schedule 13D includes 737,000 shares of Common Stock issuable to Mr. Davis upon exercise of stock options that are immediately exercisable.
The stock options referenced above were issued pursuant to the Issuer’s Long-Term Incentive Plan, as amended and restated, and have been previously reported in filings with the Commission.
Item 5. Interest in Securities of the Issuer.
(a) Mr. Davis is the direct beneficial owner of 2,142,162 shares of Common Stock. The shares beneficially owned by Mr. Davis include (i) 1,405,162 shares of Common Stock beneficially owned by Mr. Davis, and (ii) 737,000 shares of Common Stock issuable to Mr. Davis upon exercise of stock options that are immediately exercisable. These shares of Common Stock constitute approximately 17.4% of the shares of Common Stock based on (i) the 11, 545,172 shares of Common Stock issued and outstanding as of July 15, 2010, and (ii) the 737,000 shares of Common Stock issuable to Mr. Davis upon exercise of stock options that are immediately exercisable.
(b) Mr. Davis has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock described in this Statement.
(c) No transactions in the class of securities reported have been effected by Mr. Davis since Mr. Davis’ last filing on Schedule 13D, other than the transactions reported in Item 3 above.
(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by Mr. Davis.
(e) Not applicable.

Page 3 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 8, 2010

/s/ Joe R. Davis
Joe R. Davis

Page 4 of 4 Pages